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                                   EXHIBIT 14


                                 Interland, Inc.
                                 Code of Conduct

1.      Title. This Code of Conduct (this "Code") is intended to comply with
        Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and regulations (including Item 406 of Regulation S-K of the Securities and Exchange Commission) promulgated thereunder (collectively, the "Act").

2. Applicability. This Code applies to Interland's Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller (if different from Interland's Chief Financial Officer).

3.      Provisions. Each Interland officer who is subject to this Code should:

        a. Conduct himself or herself honestly and ethically, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships.

        b. Provide full, fair, accurate, timely and understandable disclosure in reports and documents that Interland files with, or submits to, the Securities and Exchange Commission and in other public communications made by Interland.

        c.      Comply with applicable governmental laws, rules and regulations.


        In addition, no such officer shall directly or indirectly take action to fraudulently influence, coerce, manipulate or mislead Interland's independent public auditors for the purpose of rendering the financial statements of Interland or its subsidiaries misleading.


4. Waivers. Waivers of this Code may only be approved by the Audit Committee of the Board of Directors ("Committee") or by its Chairman alone, provided that in the latter case notice shall be given to the entire Committee as soon as practicable, and any member of the Committee may call a meeting of the full Committee to ratify or terminate such waiver. Waivers must be reported to Interland's General Counsel on the same day granted. Waivers will be publicly reported in accordance with the Act.

5. Amendments. This Code may only be amended by the Committee or by the Board of Directors. Any such amendment must be reported to Interland's General Counsel on the same day the amendment is approved. Amendments will be publicly reported in accordance with the Act.

6.      Enforcement.   Any breach of this Code is a serious violation and may
        trigger disciplinary action.

7. Reporting Violations. Any person who believes that a person may have violated this Code must promptly report such matter in the manner outlined below. Interland will not retaliate against any employee who reports what he or she in good faith believes to be a violation of this Code. Any such potential violations should be reported as follows:

                           Mr. Robert T. Slezak, Chairman
                           Audit Committee, Interland, Inc.
                           C/o Arnall, Golden & Gregory, LLP
                           1201 West Peachtree Street
                           Suite 2800
                           Atlanta, Georgia 30309
                           Attention: T. Clark Fitzgerald III, Esq.